SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. ------------)



      		Golden West Financial Corp

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                         (Name of Issuer)



                               Common
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                     (Title of Class of Securities)



                                381317106
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                              (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Golden West Financial Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES

	1901 Harison Street
	Oakland, CA  94612
Item 2(a)	NAME OF PERSON FILING
	Davis Selected Advisers, L.P. for
	Abar Foundation
	American Saw
	Atkins, B.
	Atlanta Gas & Light Company
	Atmos Energy
	Bowne & Co.
	Central & Southwest Systems Pension Plan
	Catholic Mutual Relief Society of American
Retirement Plan
	Detroit Laborers
	Davis Financial Fund
	Davis Growth & Income Fund
	Davis Growth Opportunity Fund
	Davis New York Venture Fund
	Davis Variable Financial Portfolio
	Davis Variable Value Portfolio
	Electrical Workers Annuity
	Electrical Workers Pension
	Eltech
	Emma Willard
	G Depreciation
	G Foundation
	Georgia
	Georgia Corp
	Gonzaga Univ
	Hathaway Brown
	Hoff Family Tr.
	Lewis & Roca
	Mass Mutual Portfolio
	Mass Mutual Variable
	Martin A
	Martin B
	Medcen
	Mennen Family Trust
	Methodist Home
	Milder CP
	Minn Retail
	Mt. Sinai
	Mutual Protect
	NASDRegulation
	NedsIsland
	NM Mutual
	NYC Superior
	Plumber & Pipefitters
	SunAmerica Venture Value
	Prudential SP
	Quadsan
	RL Polk
	Selected America Shares
	Sicav Davis Financial Fund
	Sicav Davis Value Fund
	SSB Large Cap V
	Stobie Creek
	SunAnerica Style Select
	SunAmerica Large Cap Value
	Suburban Prop
	SunLifeFin'l
	SunLifeValue
	Temple
	Union Dale
	Via Metropolitan
	Volvo
	New England Zenith
	Merrill Lynch Wrap
	Dean Witter Wrap
	Paine Webber Wrap
	Piper Jaffray Wrap
	SSB Wrap
	APL Wrap
	Prudential Wrap
	CIBC Wrap
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	381317106
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
(e) [X] Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		12,286,165	shares
	Abar Foundation						1,000
	American Saw						3,400
	Atkins, B.							1,900
	Atlanta Gas & Light Company				13,200
	Atmos Energy						7,000
	Bowne & Co.							3,300
	Central & Southwest Systems Pension Plan		28,700
	Catholic Mutual Relief Society of American
		Retirement Plan					2,400
	Detroit Laborers						21,600
	Davis Financial Fund					503,700
	Davis Growth & Income Fund				8,500
	Davis Growth Opportunity Fund				109,000
	Davis New York Venture Fund				7,026,200
	Davis Variable Financial Portfolio			5,600
	Davis Variable Value Portfolio			37,400
	Electrical Workers Annuity				11,700
	Electrical Workers Pension				35,600
	Eltech							2,300
	Emma Willard						2,800
	G Depreciation						3,600
	G Foundation						1,400
	Georgia							4,600
	Georgia Corp						9,800
	Gonzaga Univ						4,900
	Hathaway Brown						3,400
	Hoff Family Tr.						2,200
	Lewis & Roca						1,400
	Mass Mutual Portfolio					88,400
	Mass Mutual Variable					5,300
	Martin A							600
	Martin B							600
	Medcen							1,800
	Mennen Family Trust					12,900
	Methodist Home						12,000
	Milder CP							3,900
	Minn Retail							22,700
	Mt. Sinai							11,000
	Mutual Protect						2,800
	NASDRegulation						7,600
	NedsIsland							6,500
	NM Mutual							3,600
	NYC Superior						7,000
	Plumber & Pipefitters					1,900
	SunAmerica Venture Value				881,800
	Prudential SP						3,500
	Quadsan							3,800
	RL Polk							2,800
	Selected America Shares					1,739,800
	Sicav Davis Financial Fund				6,600
	Sicav Davis Value Fund					127,000
	SSB Large Cap V						18,500
	Stobie Creek						8,800
	SunAnerica Style Select					15,800
	SunAmerica Large Cap Value				9,200
	Suburban Prop						5,700
	SunLifeFin'l						1,900
	SunLifeValue						3,800
	Temple							1,400
	Union Dale							2,700
	Via Metropolitan						3,300
	Volvo								4,900
	New England Zenith					305,000
	Merrill Lynch Wrap					21,075
	Dean Witter Wrap						286,642
	Paine Webber Wrap						199,330
	Piper Jaffray Wrap					885
	SSB Wrap							75,525
	APL Wrap							165,480
	Prudential Wrap						339,448
	CIBC Wrap							6,280
	(b) Percent of class				15.98%
	Abar Foundation						0.00%
	American Saw						0.00%
	Atkins, B.							0.00%
	Atlanta Gas & Light Company				0.01%
	Atmos Energy						0.00%
	Bowne & Co.							0.00%
	Central & Southwest Systems Pension Plan		0.02%
	Catholic Mutual Relief Society of American
		Retirement Plan					0.00%
	DetroitLaborers						0.01%
	Davis Financial Fund					0.32%
	Davis Growth & Income Fund				0.01%
	Davis Growth Opportunity Fund				0.07%
	Davis New York Venture Fund				4.44%
	Davis Variable Financial Portfolio			0.00%
	Davis Variable Value Portfolio			0.02%
	Electrical Workers Annuity				0.01%
	Electrical Workers Pension				0.02%
	Eltech							0.00%
	Emma Willard						0.00%
	G Depreciation						0.00%
	G Foundation						0.00%
	Georgia							0.00%
	Georgia Corp						0.01%
	Gonzaga Univ						0.00%
	Hathaway Brown						0.00%
	Hoff Family Tr.						0.00%
	Lewis & Roca						0.00%
	Mass Mutual Portfolio					0.06%
	Mass Mutual Variable					0.00%
	Martin A							0.00%
	Martin B							0.00%
	Medcen							0.00%
	Mennen Family Trust					0.01%
	Methodist Home						0.01%
	Milder CP							0.00%
	Minn Retail							0.01%
	Mt. Sinai							0.01%
	Mutual Protect						0.00%
	NASDRegulation						0.00%
	NedsIsland							0.00%
	NM Mutual							0.00%
	NYC Superior						0.00%
	Plumber & Pipefitters					0.00%
	SunAmerica Venture Value				0.56%
	Prudential SP						0.00%
	Quadsan							0.00%
	RL Polk							0.00%
	Selected America Shares					1.10%
	Sicav Davis Financial Fund				0.00%
	Sicav Davis Value Fund					0.08%
	SSB Large Cap V						0.01%
	Stobie Creek						0.01%
	SunAnerica Style Select					0.01%
	SunAmerica Large Cap Value				0.01%
	Suburban Prop						0.00%
	SunLifeFin'l						0.00%
	SunLifeValue						0.00%
	Temple							0.00%
	Union Dale							0.00%
	Via Metropolitan						0.00%
	Volvo								0.00%
	New England Zenith					0.19%
	Merrill Lynch Wrap					0.17%
	Dean Witter Wrap						2.33%
	Paine Webber Wrap						1.62%
	Piper Jaffray Wrap					0.01%
	SSB Wrap							0.61%
	APL Wrap							1.35%
	Prudential Wrap						2.76%
	CIBC Wrap							0.05%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote
			Davis Selected Advisers, L.P. 12,286,165

	(ii)  shared power to vote to direct the vote
			N/A
	(iii) sole power to dispose or to direct  the disposition of
		      Davis Selected Advisers, L.P.	12,286,165

	(iv) shared power to dispose or to direct the disposition of

		N/A
Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I
certify that the 	information set forth in this statement is true,
complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2001